U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RECIPES DIRECT, INC.
(Name of Small Business Issuer in its charter)

California	6770	33-0883044
(State of Incorporation of Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13771 Danielson St., Suite "E", Poway, CA. 92064 (858) 592-9095
(Address and telephone number of Registrant's principal executive offices and principal place of business)

Joseph G. Lucidi
11974 Avenida Consentido, San Diego, CA. 92128
(858) 592-9095
(Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, please check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, please check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering.

[X]   If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	1,200,000	$0.05	$60,000	$90.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Company's three Officers and Directors are the only eligible sellers of the shares on behalf of the Company.

PART I. INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

RECIPES DIRECT, INC.
1,200,000 Shares Common Stock
Offering Price $0.05 per Share

RECIPES DIRECT, INC., a California corporation ("Company"), is hereby offering up to 1,200,000 shares of its $0.001 par value common stock ("Shares") at an offering price of $0.05 per Share on a "Direct Placement Offering" basis pursuant to the terms of this Prospectus for the purpose of providing start-up and working capital for Recipes Direct, Inc.

The Shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment (See "Risk Factors").

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Issuer (2)
Per Share	$0.05	$0.00	$0.05
Total Minimum	$20,000.00	$0.00	$20,000.00
Total Maximum	$60,000.00	$0.00	$60,000.00

Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion, Dated _____, 2000

(1) A maximum of 1,200,000 shares may be sold on a "Direct Placement Offering" basis. All of the proceeds from the sale of Shares will be placed in an interest-bearing escrow account by 12 o'clock noon of the fifth business day after receipt thereof, until the sum of $20,000.00 is held. If less than $20,000.00 is received from the sale of the Shares within 120 days of the date of this Prospectus, the offer will remain open for another 120 days after which if the minimum is not raised all proceeds will be refunded promptly to purchasers with interest and without deduction for commission or other expenses. Subscribers will not be able to obtain return of their funds while in escrow.

(2) The Net Proceeds to Recipes Direct, Inc. is before the payment of certain expenses in connection with this offering. See "Use of Proceeds."

THE SHARES ARE OFFERED BY RECIPES DIRECT, INC. SUBJECT TO PRIOR SALE, ACCEPTANCE OF THE SUBSCRIPTIONS BY RECIPES DIRECT, INC. AND APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL TO RECIPES DIRECT, INC.

RECIPES DIRECT, INC. HAS THE RIGHT, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT SUBSCRIPTIONS IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON. UNTIL _____, 2000, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOENTS OR SUBSCRIPTIONS.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OPEN OFFER TO BUY INTO SECURITIES OFFERED HEREBY A STATE IN WHICH, OR TO A PERSON TRUE, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SUBSEQUENT TO THE DATE THEREOF. HOWEVER, IF A MATERIAL CHANGE OCCURS, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY FOR ALL EXISTING SHAREHOLDERS, AND FOR ALL PROSPECTIVE INVESTORS WHO HAVE NOT YET BEEN ACCEPTED AS SHAREHOLDERS IN RECIPES DIRECT, INC.

THIS PROSPECTUS DOES NOT INTENTIONALLY OMIT ANY MATERIAL FACT OR CONTAIN ANY UNTRUE STATEMENT OF MATERIAL FACT. NO PERSON OR ENTITY HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR MAKE A REPRESENTATION, WARRANTY, COVENANT, OR AGREEMENT WHICH IS NOT EXPRESSLY PROVIDED FOR OR CONTAINED IN THIS PROSPECTUS; IF GIVEN OR MADE, SUCH INFORMATION, REPRESENTATION, WARRANTY, COVENANT, OR AGREEMENT MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THE COMPANY IS NOT A REPORTING COMPANY. EACH PERSON WHO RECEIVES A PROSPECTUS WILL HAVE AN OPPORTUNITY TO MEET WITH REPRESENTATIVES OF RECIPES DIRECT, INC., DURING NORMAL BUSINESS HOURS UPON WRITTEN OR ORAL REQUEST TO RECIPES DIRECT, INC., IN ORDER TO VERIFY ANY OF THE INFORMATION INCLUDED IN THIS PROSPECTUS AND TO OBTAIN ADDITIONAL INFORMATION REGARDING RECIPES DIRECT, INC. IN ADDITION, EACH SUCH PERSON WILL BE PROVIDED WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE INFORMATION THAT IS INCORPORATED BY REFERENCE IN THE PROSPECTUS AND THE ADDRESS (INCLUDING TITLE OR DEPARTMENT) AND TELEPHONE NUMBER TO WHICH SUCH REQUEST IS TO BE DIRECTED.

ALL OFFEREES AND SUBSCRIBERS WILL BE ASKED TO ACKNOWLEDGE IN THE SUBSCRIPTION AGREEMENT THAT THEY HAVE READ THIS PROSPECTUS CAREFULLY AND THOROUGHLY, THEY WERE GIVEN THE OPPORTUNITY TO OBTAIN ADDITIONAL INFORMATION; AND THEY DID SO TO THEIR SATISFACTION.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus ("Prospectus"). Each prospective investor is urged to read this Prospectus, and the attached Exhibits, in their entirety.

The Company.

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus ("Prospectus"). Each prospective investor is urged to read this Prospectus, and the attached Exhibits, in their entirety.

The Company.

Recipes Direct, Inc., a California corporation (the "Company"), was incorporated on November 29, 1999. The Company has no subsidiaries and no affiliation with other companies. The Company's executive offices are located at 11974 Avenida Consentido, Poway, CA 92128.

The Company is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. To date, no filing has been made with the NASD Regulations but the Company expects to make the appropriate filings once it has been deemed a reporting issuer.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

Recipes Direct, Inc. proposes to consummate business opportunities created by the high volume of people using the Internet to find new and better ways to live their lives.

The Company has no revenue to date, and the development of the Company's concept as well as the ability to affect the plans of the future will depend on the availability of financing. Recipes Direct, Inc. will attempt to create a complete, fully functional, interactive Web site that will be comprised of various menus dealing with great tasting healthy foods. This Web site will be updated weekly or as needed. We will display our recipes as complete as possible.

Recipes Direct, Inc. will also furnish a complete list of mixed drinks that are made in America.

Recipes Direct, Inc. offers the consumer the following benefits:

(a) Recipes Direct, Inc. will provide a source of knowledge to the public on how to prepare better meals for the family and or guests without a monetary investment.

(b) The principal benefit to the consumer is satisfaction in the preparation of special or everyday meals. Recipes Direct, Inc. is prepared to offer consumers their recipes to make great meals at reasonable prices at no cost to the consumer. The new Web site provided by Recipes Direct, Inc. will be accessed via any computer that has access to the Internet. This Web site will be made so it is easily navigable.

(c) Another benefit to the Company's Web site is to educate the consumer, free of charge, in the preparation of different types of meals. Many of the meals can be prepared by people who are on fixed incomes and might not be able to afford to dine out as often as they might wish. We will offer various recipes to the consumer, which will make their lives a little better.

The Company will have discretion in the selection of recipes offered to the consumers. Recipes Direct, Inc. will continue to offer new and innovative recipes so as to maintain its hopeful reputation for expansion.

The success of our relationship with the consumer is backed up by the commitment of our management team in conjunction with a solid management plan. Our management goal is to achieve success in the consumer's kitchens all across America. We would like to meet and exceed any and all expectations that the consumer might have. To achieve this level of performance, Recipes Direct, Inc. will be backed by our network operation and customer care organizations.

These personnel are mandated to manage day-to-day operations, including retrieving all new recipes and reviewing them before submittal to the Company's Web site. They will also handle any questions that may be E-mailed to us about any recipe they receive from our Web site. Our customer care goal is to ensure that every contact with our organization results in greater customer interest and satisfaction.

The Company intends on initially producing revenues solely through advertising on the Company's Web site. The Company intends on selling large blocks of advertising space on its Web site, primarily its homepage to a variety of different advertisers, including but not limited to advertisers with corresponding market niches.

The Offering.

Shares of Recipes Direct, Inc. will be offered at $0.05 per Share. See "Plan of Distribution." The minimum subscription required of investors (as a whole) is $20,000.00, in order to meet the proposed minimum offering requirements. If all the Shares offered are sold, the net proceeds to the Company will be $60,000.00. See "Use of Proceeds." This balance will be used as working capital for Recipes Direct, Inc.

Liquidity of Investment.

Although the Shares will be "free trading," there is minimal established market for the Shares and there may not be in the future. Therefore, an investor should consider his investment to be long-term. See "Risk Factors."

Risk Factors.

An investment in Recipes Direct, Inc. involves risks due in part to no previous financial or operating history of Company, as well as competition in the Internet business. Also, certain potential conflicts of interest arise due to the relationship of Recipes Direct, Inc. to management and others. See "Risk Factors."

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THESE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS AMONG OTHER THINGS, AS WELL AS ALL OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

Lack of Prior Operations and Experience.

The Company is relatively newly organized, has no significant revenues yet from operations, and has no assets. There can be no assurance that Recipes Direct, Inc. will generate revenues in the future; and there can be no assurance that the Company will operate at a profitable level. See "Business and Properties." If Recipes Direct, Inc. is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed. In such event, investors in the Shares may lose their entire cash investment.

Dependence on Internet Industry.

The Company's business is influenced by the rate of use and expansion in the Internet industry. Declines in the industry may influence the Company's revenues adversely.

Speculative Nature Of Company's Proposed Operations.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

Influence of Other External Factors.

The investment is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of the investment will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the general state of the economy (including the rate of inflation, and local economic conditions), and the state of the industry, all of which can affect peoples' discretionary spending, while can in turn affect the demand for internet services. Factors which leave less money in the hands of potential clients of the Company will likely have an adverse effect on the Company The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulatory Factors.

Existing and possible future consumer legislation, regulations, and actions could cause additional expense, capital expenditures, restrictions, and delays in the activities undertaken in connection with the Internet business, the extent of which cannot be predicted.

Competition.

The Company may experience substantial competition in its efforts to locate and attract clients. Many competitors in these areas have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies in which may directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability.

Success of Management.

Any potential investor is strongly cautioned that the purchase of these securities should be evaluated on the basis of: (i) the limited diversification of the venture capital opportunities afforded to the Company, (ii) the high-risk nature and limited liquidity of Recipes Direct, Inc., and (iii) the Company's ability to utilize funds for the successful development and distribution of revenues as derived by the revenues received by the Company's yet undeveloped portfolio of clients, and any new potentially profitable ventures, among other things. The Company can offer no assurance that any particular client and/or property under its management contract will become successful.

Reliance on Management.

The Company's success is dependent upon the hiring of key administrative personnel. None of the officers, directors, or any of the other key personnel, has any employment or non competition agreement with Recipes Direct, Inc. Therefore, there can be no assurance that these personnel will remain employed by Recipes Direct, Inc. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on Recipes Direct, Inc.'s business and prospects.

In addition, management has no experience in managing companies in the same business as Recipes Direct, Inc. In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision that effect Recipes Direct, Inc. The success of the Company, to a large extent, will depend on the quality of the directors and officers of Recipes Direct, Inc. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of Recipes Direct, Inc. to the officers and directors.

Lack of Diversification.

The size of Recipes Direct, Inc. makes it unlikely that the Company will be able to commit its funds to the acquisition of any major accounts until it has a proven track record, and Recipes Direct, Inc. may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

No Cumulative Voting.

Holders of the Common Stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of Recipes Direct, Inc., and the minority shareholders will not be able to elect a representative to Recipes Direct, Inc.'s board of directors.

Absence of Cash Dividends.

The Board of Directors does not anticipate paying cash dividends on the Shares for the foreseeable future and intends to retain any future earnings to finance the growth of Recipes Direct, Inc.'s business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements, and the general operating and financial condition of Recipes Direct, Inc., and will be subject to legal limitations on the payment of dividends out of paid-in capital.

Conflicts of Interest.

The officers and directors have other interests to which they devote substantial time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so not withstanding the fact that management time may be necessary to the business of Recipes Direct, Inc. As a result, certain conflicts of interest may exist between Recipes Direct, Inc. and its officers and/or directors that may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities that cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to Recipes Direct, Inc. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to Recipes Direct, Inc., any proposed investments for its evaluation.

Investment Valuation Determined by the Board of Directors.

As of the date of this filing, the Company has not invested in any companies or products. In the future, the Company may choose to invest in such endeavors, and if such investments occur, the Directors and Officers of the Company will reserve the right to decide upon which investments are in the best interests of the Company. Initially in the start-up stages of the Company, investments will be limited to advertising, supplies, and personnel critical to the Company.

The Company's Board of Directors is responsible for valuation of Recipes Direct, Inc.'s investments. There are wide ranges of values that are reasonable for an investment for the Company's services. Although the Board of Directors can adopt several methods for an accurate evaluation, ultimately the determination of fair value involves subjective judgment not capable of substantiation by auditing standards. Accordingly, in some instances it may not be possible to substantiate, by auditing standards, the value of Recipes Direct, Inc.'s investments. The Company's Board of Directors will serve as the valuation committee, responsible for valuing each of Recipes Direct, Inc.'s investments. In connection with any future distributions that the Company may make, the value of the securities received by investors as determined by the Board may not be the actual value that the investors would be able to obtain even if they sought to sell such securities immediately after a distribution. In addition, the value of the distribution may decrease or increase significantly subsequent to the distributee shareholders' receipt thereof, notwithstanding the accuracy of the Board's evaluation.

Additional Financing May Be Required.

Even if all of the 1,200,000 Shares offered hereby are sold, the funds available to Recipes Direct, Inc. may not be adequate for it to be competitive in the areas in which it intends to operate. There is no assurance that additional funds will be available from any source when needed by Recipes Direct, Inc. for expansion; and, if not available, Recipes Direct, Inc. may not be able to expand its operation as rapidly as it could if such financing were available. The proceeds from this Offering are expected to be sufficient for Recipes Direct, Inc. to become operational, and develop and market its line of services. Additional financing could possibly come in the form of debt/preferred stock. If additional shares were issued to obtain financing, investors in this offering would suffer a dilutionary effect on their percentage of stock ownership in the Company. However, the book value of their shares would not be diluted, provided additional shares are sold at a price greater than that paid by investors in this offering. The Company does not anticipate having within the next 12 months any cash flow or liquidity problems.

Disadvantages Of Blank Check Offering.

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

Purchases by Affiliates.

Certain officers, directors, principal shareholders and affiliates may purchase, for investment purposes, a portion of the Shares offered hereby, which could, upon conversion, increase the percentage of the Shares owned by such persons. The purchases by these control persons may make it possible for the Offering to meet the escrow amount.

Potential Secondary Market Investors.

As of the date of this filing, the Company insures that no state laws have been violated through the sale of its securities. Said securities will only be sold in states that the Company is eligible to do so according to Blue Sky Regulations. Investors should know that they might not be able to resell their securities at a later date due to these regulations. The Company intends on having its securities listed and quoted on the Over the Counter Bulletin Board (OTC:BB), therefore allowing potential investors to sell their securities, once quoted, at will, throughout the states that honor the rules and regulations of the SEC, NASD, and OTC:BB compliance.

No Assurance Shares Will Be Sold.

The 1,200,000 Shares are to be offered directly by Recipes Direct, Inc., and no individual, firm, or corporation has agreed to purchase or take down any of the shares. No assurance whatsoever can be given that any or all of the Shares will be sold.

Arbitrary Offering Price.

The Offering Price of the Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for Recipes Direct, Inc.'s securities, the Shares will attain market values commensurate with the Offering Price.

"Direct Placement Offering"

The Shares are offered by Recipes Direct, Inc. on a "Direct Placement Offering" basis, and no individual, firm or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold. Provisions have been made to deposit in escrow the funds received from the purchase of Shares sold by Recipes Direct, Inc. In the event that $20,000.00 is not received within one hundred twenty (120) days of the effective date of this Prospectus, the offer will be extended for another one hundred twenty (120) days after which the proceeds so collected will be refunded to investors without deducting sales commissions or expenses. During this escrow period, which may last up to two hundred forty (240) days, subscribers will not have use of nor derive benefits from their escrow funds.

Minimal Public Market for Company's Securities.

Prior to the Offering, there has been minimal public market for the Shares being offered. There can be no assurance that an active trading market will develop or that purchasers of the Shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the Shares may be affected significantly by factors such as announcements by Recipes Direct, Inc. or its competitors, variations in Recipes Direct, Inc.'s results of operations, and market conditions in the retail, electron commerce, and Internet industries in general. The market price may also be affected by movements in prices of stock in general. As a result of these factors, purchasers of the Shares offered hereby may not be able to liquidate an investment in the Shares readily or at all.

Shares Eligible for Future Sale.

All of the Shares which are held by management have been issued in reliance on the private placement exemption under the Securities Act of 1933, as amended ("Act"). Such Shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Act. In general, under Rule 144a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a nonpublic transaction for at least one year, including persons who may be deemed Affiliates of Recipes Direct, Inc. (as that term is defined under the Act) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the Shares owned by management were sold pursuant to Rule 144 or a registered offering, the market price of the Common Stock could be adversely affected.

Forward-Looking Statements.

This Prospectus contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in Recipes Direct, Inc.'s business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Recipes Direct, Inc. cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Plan of Operation – General.

The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items.

Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. The Company can give no assurance as to the terms or availability of financing for any acquisition. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

Sources of Opportunities.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company. The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

Evaluation of Opportunities.

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities that may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;

1. The available technical, financial and managerial resources

2. Working capital and other financial requirements

3. History of operation, if any

4. Prospects for the future

5. Present and expected competition

6. The quality and experience of management services which may be available and the depth of that management

7. The potential for further research, development or exploration

8. Specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company

9. The potential for growth or expansion

10. The potential for profit

11. The perceived public recognition or acceptance of products, services or trades

12. Name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies that may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

Acquisition of Opportunities.

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds that shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

USE OF PROCEEDS

Following the sale of the 1,200,000 Shares Offered by Recipes Direct, Inc. there will be a gross proceeds of $60,000.00. These proceeds will be used to provide start-up and working capital for Recipes Direct, Inc.

The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

Use of Proceeds	Minimum Offering		Maximum Offering	
	Amount	Percent	Amount	Percent
Transfer Agent Fee	$1,500.00	7.5%	$1,500.00	2.5%
Printing Costs	$1,500.00	7.5%	$1,500.00	2.5%
Legal Fees	$10,000.00	50.0%	$30,000.00	50.0%
Accounting Fees	$1,500.00	7.5%	$5,000.00	8.3%
Working Capital				
Website Development	$5,000.00	25.0%	$10,000.00	16.7%
Misc. Expenses	$500.00	2.5%	$12,000.00	20.0%
Total	$20,000.00	100.0%	$60,000.00	100.0%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balances will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, supplemental amounts may be drawn from other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments. If the Company changes its Use of Proceeds, to a material extent (within 10% difference), investors will be notified by US mail, electronic mail, or telephone.

DETERMINATION OF OFFERING PRICE

The offering price is not based upon the Company's net worth, total asset value, or any other objective measure of value based upon accounting measurements. The offering price is determined by the Board of Directors of the Company and was determined arbitrarily based upon the amount of funds needed by the Company to start-up the business, and the number of shares that the initial shareholders were willing to allow to be sold.

DILUTION

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets of an entity from its total assets. "Dilution" is the difference between the public offering price of a security and its net tangible book value per Share immediately after the Offering, giving effect to the receipt of net proceeds in the Offering. As of November 30, 1999, the net tangible book value of the Company was $0.00 or $0.00 per Share. Giving effect to the sale by the Company of all offered Shares at the public offering price, the pro forma net tangible book value of the Company would be $60,000.00 or $0.015 per Share, which would represent an immediate increase of $0.015 in net tangible book value per Share and $0.035 per Share dilution per share to new investors. Dilution of the book value of the Shares may result from future share offerings by Recipes Direct, Inc.

The following table illustrates the pro forma per Share dilution:

	Assuming Maximum Shares Sold
Offering Price (1)	$0.05
Net Tangible book Value per share before offering (2)	$0.00
Increase Attributable to purchase of stock by new investors (3)	$0.015
Net Tangible book value per Share after offering (4)	$0.015
Dilution to new investors (5)	$0.035
Percent Dilution to new investors (6,7)	70.0%

(1) Offering price before deduction of offering expenses, calculated on a "Common Share Equivalent" basis.

(2) The net tangible book value per share before the offering ($0.00) is determined by dividing the number of Shares outstanding prior to this offering into the net tangible book value of Recipes Direct, Inc.

(3) The net tangible book value after the offering is determined by adding the net tangible book value before the offering to the estimated proceeds to the Corporation from the current offering (assuming all the Shares are subscribed), and dividing by the number of common shares outstanding.

(4) The net tangible book value per share after the offering ($0.015) is determined by dividing the number of Shares that will be outstanding, assuming sale of all the Shares offered, after the offering into the net tangible book value after the offering as determined in note 3 above.

(5) The Increase Attributable to purchase of stock by new investors is derived by taking the net tangible book value per share after the offering ($0.015) and subtracting from it the net tangible book value per share before the offering ($0.00) for an increase of $0.015.

(6) The dilution to new investors is determined by subtracting the net tangible book value per share after the offering ($0.015) from the offering price of the Shares in this offering ($0.05), giving a dilution value of ($0.035).

(7) The Percent Dilution to new investors is determined by dividing the Dilution to new investors ($0.035) by the offering price per Share ($0.05) giving a dilution to new investors of 70.0%.

PLAN OF DISTRIBUTION

The Company will sell a maximum of 1,200,000 Shares of its common stock, par value $0.001 per Share to the public on a "Direct Placement Offering" basis. The minimum purchase required of an investor is $100.00. There can be no assurance that any of these Shares will be sold. The gross proceeds to Recipes Direct, Inc. will be $60,000.00 if all the Shares offered are sold. No commissions or other fees will be paid, directly or indirectly, by the Company, or any of its principals, to any person or firm in connection with solicitation of sales of the; certain costs are to be paid in connection with the offering (see "Use of Proceeds"). The Company has no intention, nor will they at any time for the duration of this offering, when approved by the SEC, of using broker-dealers. The Company will solely rely upon the key persons (Officers and Directors) to sell its securities. The public offering price of the Shares will be modified, from time to time, by amendment to this Prospectus, in accordance with changes in the market price of the Company's common stock. These securities are offered by Recipes Direct, Inc. subject to prior sale and to approval of certain legal matters by counsel.

Opportunity to Make Inquiries.

The Company will make available to each Offeree, prior to any sale of the Shares, the opportunity to ask questions and receive answers from Recipes Direct, Inc. concerning any aspect of the investment and to obtain any additional information contained in this Memorandum, to the extent that Recipes Direct, Inc. possesses such information or can acquire it without unreasonable effort or expense.

Execution of Documents.

Each person desiring to subscribe to the Shares must complete, execute, acknowledge, and delivered to the Company a Subscription Agreement, which will contain, among other provisions, representations as to the investor's qualifications to purchase the common stock and his ability to evaluate and bear the risk of an investment in the Company. By executing the subscription agreement, the subscriber is agreeing that if the Subscription Agreement it is accepted by the Company, such a subscriber will be, a shareholder in the Company and will be otherwise bound by the Articles of Incorporation and the By-Laws of Recipes Direct, Inc. in the form attached to this Prospectus.

Promptly upon receipt of subscription documents by Recipes Direct, Inc., it will make a determination as to whether a prospective investor will be accepted as a shareholder in the Company. Recipes Direct, Inc. may reject a subscriber's Subscription Agreement for any reason. Subscriptions will be rejected for failure to conform to the requirements of this Prospectus (such as failure to follow the proper subscription procedure), insufficient documentation, over subscription to RDI., or such other reasons other as Recipes Direct, Inc. determines to be in the best interest of Recipes Direct, Inc. If a subscription is rejected, in whole or in part, the subscription funds, or portion thereof, will be promptly returned to the prospective investor without interest by depositing a check (payable to said investor) in the amount of said funds in the United States mail, certified returned-receipt requested. Subscriptions may not be revoked, cancelled, or terminated by the subscriber, except as provided herein.

LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Recipes Direct, Inc. has been threatened.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The names, ages, and respective positions of the directors, officers, and significant employees of Recipes Direct, Inc. are set forth below. All these persons have held their positions since November 30, 1999. There are no other persons who can be classified as a promoter or controlling person of Recipes Direct, Inc.

Since the Directors have no specific experience in the Industry, consultants may be required to develop the Company's plans and ideas. The Company will seek these consultant's expert opinions by any means possible. Consultants will be paid as part-time consultants, as the Company does not employ full-time personnel outside of the Directors of the Company at this time. If consultants are required, they would be paid on a contingency basis, active once, and if, money is raised from the initial offering or through revenues made in advertising or other venues.

Joseph G. Lucidi, President and Director

Joseph G. Lucidi, age 52, is currently the President and a Member of the Board of Directors. Since 1986, he has been the President of Zips Tummy Buster, Inc., a deli and catering business in southern California. He has opened seven of these locations with great success. In addition to the deli operation he was also President of the Hamburger Factory Restaurant. The restaurant was owned by their corporation for a period of ten years. While running the day-to-day operations at the Hamburger Factory it grossed $167,000.00 the first year in operation in comparison to the tenth year of $1,250,000.00. He has owned several other prosperous restaurants in the State of Michigan along with the largest Milwaukee Electric Tool distributorship in the State of Michigan. His other businesses owned include a dry wall company, and a restaurant supply business. Before going into business for himself he was an

Industrial Engineer for the Chrysler Corporation. Mr. Joseph Lucidi is also the Secretary, Treasurer, and a Director of Enhanced Management Corporation, a Website company in its developmental stage. Joseph G. Lucidi graduated from Ferris State College with a B. S. Degree in Banking/Marketing.

Joseph P. Lucidi, Vice-President and Director

Joseph P. Lucidi, age 20, has been actively involved in the daily operations of the restaurant business. His past duties include, but are not limited to being a cook, a cashier, a server, and a manager. He has also worked at Rancho Bernardo Inn Golf Club in the Pro Shop. He has also worked as a clerk at Macys. Joseph P. Lucidi is presently attending College at California State San Marcos University.

Lisa B. Lucidi, Secretary, Treasurer and Director

Lisa B. Lucidi, age 46, has been involved in the management and development of Zips Tummy Buster, Inc. operations. She has been responsible for the day-to-day operations of the restaurants. With her dedicated and hard work came the successes of the business. She has been involved in ten past restaurants and is presently building the eleventh restaurant. With her expertise all of the restaurants have been successful. Before joining her husband in the restaurant business she worked as a medical secretary. Lisa B. Lucidi went to Michigan State University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the outstanding Shares of common stock of Recipes Direct, Inc. owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of Recipes Direct, Inc.'s Common Stock, and the name and share holdings of each officer and director and all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Joseph G. Lucidi President, Director	3,800,000 Common	100.0%

Circumstances in which the Company may issue further stock include the following: (1) In lieu of payment to such Officers and Directors; (2) In lieu of payment to key persons that may in the future be involved with the Company; and (3) in exchange for services provided to the Company.

DESCRIPTION OF SECURITIES

General Description. The securities being offered are shares of common stock. The Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of Shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and By-Laws of Recipes Direct, Inc., attached as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form SB-2. As of the date of this Form SB-2, Recipes Direct, Inc. has 1,200,000 shares of common stock outstanding.

Non-Cumulative Voting.

The holders of Shares of Common Stock of Recipes Direct, Inc. do not have cumulative voting rights, which means that the holders of more than 50.0% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

Recipes Direct, Inc. does not currently intend to pay cash dividends. Recipes Direct, Inc.'s proposed dividend policy is to make distributions of its revenues to its stockholders when Recipes Direct, Inc.'s Board of Directors deems such distributions appropriate. Because Recipes Direct, Inc. does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of the success of Recipes Direct, Inc.

A distribution of revenues will be made only when, in the judgment of Recipes Direct, Inc.'s Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investor's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Certain Relationships And Related Transactions.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that he/she shall not sell his/her respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place his/her respective stock certificate with the Company's legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.

However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

Upon the completion of this Offering, the Company's authorized but unissued capital stock will consist of 95,000,000 shares (assuming the entire offering is sold) of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Recipes Direct, Inc. by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of Recipes Direct, Inc.'s management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in Recipes Direct, Inc.'s best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company intends to engage the services of Pacific Stock Transfer, Las Vegas, Nevada to act as transfer agent and registrar.

INTEREST OF NAMED EXPERTS AND COUNSEL

No named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in the small business issuer, or was a promoter, underwriter, voting trustee, director, officer, or employee of the small business issuer.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No Director of Recipes Direct, Inc. will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to Recipes Direct, Inc. or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the California Corporations Code, or other applicable California State Laws or, (iv) for any transaction from which the director derived an improper personal benefit.

The By-Laws provide for indemnification of the Directors, Officers, and Employees of Recipes Direct, Inc. in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of Recipes Direct, Inc. if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The By-Laws, therefore, limit the liability of directors to the maximum extent permitted by California law.

The Officers and Directors of Recipes Direct, Inc. are accountable to the Company as fiduciaries, which mean they are required to exercise good faith and fairness in all dealings affecting Recipes Direct, Inc.

In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to Recipes Direct, Inc., the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Recipes Direct, Inc. in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Recipes Direct, Inc.

The registrant undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

The names of the promoters of the registrant are the officers and directors as disclosed elsewhere in this Form SB-2. None of the promoters have received anything of value from the registrant.

DESCRIPTION OF BUSINESS

The Company was incorporated on December 2, 1999. Its principal place of business is located at 13771 Danielson Street, Suite E, Poway, California 92064. The Company's telephone number is (858) 592-9095.

The Company is a "blank check" corporation, under the rules of a 'blank check' corporation (Rule 419).

The Company's Website will be formed to offer the everyday housewife the ability to search and download proven recipes on line. The recipes online will consist of the best tried at one of the eleven restaurants that the author of this site has owned. Many recipes have been given to this Company by some of his present and past customers and have not yet been tried. We will try to put on site only the recipes we are familiar with and use some of the other recipes that are known by our chefs. Recipes will also come from the private sector that want to share their specialties with the general public with credit going to those individuals. These recipes will be categorized according to main dishes. Appetizers, side dishes, deserts and a complete breakdown of all mixed drinks that are used at restaurants or in fraternity houses across the nation.

All of the information on the company's Web site will be accessible in an easy to read and understandable format, to service the end user in the most comprehensive way possible. All of the services that the Company plans to offer will be granted free of charge to any potential consumers, and can be downloaded and used for personal needs as often as requested. The Company feels that in an effort to receive the Web traffic necessary to become successful it will best fulfill their goal if the service is free of charge.

The Company is largely dependent on new married men and women who are learning how to cook wholesome meals for their spouses and children, older men and women who are looking for new ways to cook healthier, people trying to prepare a catering for their private parties, or single men and women who are on their own and wish to learn how to cook. In brief we will be on site to help anyone who needs help in the kitchen.

The Company intends to produce revenues solely through advertising on the Company's Web site. The Company intends to sell blocks of advertising space on its Web site, primarily to large food manufacturers whom would like their recipes on our Web site. The demographics of the average person expected to visit and utilize the Company's Web site will include men and women from all ages. This broad age level will depend solely on the quality of recipes we have on site. Potential advertisers can be targeted to all food manufactures intending to have their recipes on site. Potential advertisers include food manufacturers like Kraft, Hunts, Campbell, Seven Crown, Jack Daniels, etc.

The Company has begun to develop its Website structure. It has researched potential Site builders and their portfolios and received enough ideas and information to begin the Site. The Website should be completed very shortly and be available following this summer (September 2000).

The Company has also made initial contact with certain Internet companies for advertising purposes. Although no contracts or agreements have been reached, the Company believes that once the Website is up and running, such agreements can and will be sewn up.

Since advertising space sales will be the primary initial form of revenues, it will be important to establish relationships with as many prolific Internet-related companies as possible, most importantly companies with similar age target groups as the Company. The Company will try to shore up such relationships with such companies before the site is available to the public.

The Company's goal is to offer a large selection of recipes and have the most active site on the Internet. The Company will always keep in mind that the primary goal will be to help the public in planning a better tasting and healthier meal.

DESCRIPTION OF OFFERED SERVICES

Recipes Direct, Inc. will provide to the public the following:

1. It will provide easy and quick access to many of the best menus around the world.

2. It will help people cook quality meals at reasonable prices. The end user can have a recipe for an entire meal, side dish, main dish, dessert, or mixed drink at their disposal over the Internet. The use of a cookbook will no longer be needed.

3. A complete recipe of mixed drinks from across the country will be easily available.

Other possibilities may be added in the future if the Company deems them necessary.

MARKETING

The market for prospective people to enter our Web site is large. Management has made their lively hood selling food to the public. Management has over 45 years of combined experience in this industry. With managements vast experience they are now increasing their market to the entire world. At one time or another every person looks into a cookbook and gathers up recipes to try on their family and guests. By opening up our recipes on this Web site we will be opening up an opportunity for the entire world to go on site to retrieve these recipes rather than to go buy a cookbook that seem to always be lost. With these recipes the consumer will be able in impress his guest with his/her cooking abilities.

The Company has found various sites on the Internet where recipes can be retrieved. Many of these sites are not complete, some have limited recipes, and many do not have a professional bar tender guide on how to make the mixed drinks you might need at one of your dinner parties. The Company has every intention to make this the best Web site on the net. With food manufactures and distilled spirits distributors behind us we will eliminate the use of a cookbook and the public will have at its access any recipes they care to try.

With the growth of the Internet, more people are going on line to gather information they need. This is just another reason for the public to jump on line.

COMPETITION

The Company feels that competition is present, and that there are multiple recipe related Websites that directly compete with the Company's plans. The Company has found that many other similar Websites existing that are comprehensive in nature, and possess a number of the same fashions that the Company intends on providing.

The Company believes that it has a distinguishing characteristic in the industry: the ability to help people make presentable dishes through inexpensive recipes that will please both the persons eating the food, as well as the presenters of the foods.

IMPLEMENTATION

Recipes Direct, Inc. will manage all aspects of setting up the Web site, doing all the required research as to which recipes will go on line, and maintain every aspect of updating the system on a daily basis. All the E-mails coming from people across the world will be gathered, sorted, and only the best recipes will then go on site for our customers to try. Although it will be difficult to not reproduce a menu, the Company will try to keep this to a minimum.

DESCRIPTION OF PROPERTY

Recipes Direct, Inc. does not currently own any property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following financial review and analysis is intended to assist prospective investors in understanding and evaluating the financial condition and results of operations of Recipes Direct, Inc., for the period ending November 30, 1999. This information should be read in conjunction with Recipes Direct, Inc.'s Financial Statements and accompanying notes thereto, "Selected Financial Data" and other detailed information regarding Recipes Direct, Inc. appearing elsewhere in this Prospectus.

OVERVIEW

Recipes Direct Inc. is prepared to offer consumers its own exciting range of food and drink recipes at no cost to the consumer. The new services provided by Recipes Direct Inc. are accessed via the Internet and will be easy to understand and use. Recipes Direct, Inc. was incorporated in the state of California on November 29, 1999.

The key benefit to the Recipes Direct, Inc. system is the creation of many different types and styles of foods that can be easily made. Offering different possibilities on how to present the food, which will enhance the presentation you are looking to achieve.

The success of our Company is backed up by the commitment of our senior management team in conjunction with a solid return on investment. Our management goals are to achieve targeted ROI, sell advertising on our Web site, and to release information on how to prepare and present all kinds of meals for yourself, family, friends, or parties. Our staff will manage day-to-day operations, including gathering all new recipes, reviewing them and selecting the best one to go on line with. Our customer care goal is to ensure that every contact with our Company results in greater customer interest and satisfaction.

RESULTS OF OPERATIONS: LIQUIDITY AND FUNDING

Liquidity is a measure of a company's ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general purposes. Cash for originating loans and general operating expenses is primarily obtained through cash flows from operations and private investors.

Recipes Direct, Inc. has significant ongoing liquidity needs to support its existing business and continued growth. Until funds can be brought in to meet the $20,000.00 minimum level, all business transactions will be made on a contingency basis. In doing so, the Company will pay all consultants at a later date, following either the initial public offering or revenue production from advertising space sales, whichever comes first. For these reasons, the Company's Officers and Directors will attempt to solve all in-house financial business themselves until the Company can sufficiently finance outside sources. Recipes Direct, Inc.'s liquidity will be actively managed on a periodic basis and Recipes Direct, Inc.'s financial status, including its liquidity, will be reviewed periodically by Recipes Direct, Inc.'s management. This process is intended to ensure the maintenance of sufficient funds to meet the needs of Recipes Direct, Inc.

Recipes Direct, Inc. will primarily rely upon the cash flow from operations to provide for its capital requirements. Management believes that cash generated from operations will be sufficient to provide for its capital requirements for at least the next 12 months. Recipes Direct, Inc. may seek additional equity financing in the latter part of 2000 through an offering of its common stock.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires recognition of all derivative instruments in the statement of financial position as either assets or liabilities and the measurement of derivative instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of SFAS No. 133 is not expected to affect the consolidated financial statements of Recipes Direct, Inc. The Company employs Generally Accepted Accounting Principles (GAAP) for deferred offering costs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

The President of Recipes Direct, Inc. received 3,800,000 shares as compensation for services. See recent sales of unregistered securities.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Shares have not previously been traded on any securities exchange. At the present time, there are no assets available for the payment of dividends on the Shares.

EXECUTIVE COMPENSATION

(a)   No Officer or Director of Recipes Direct, Inc. is receiving any remuneration at this time.

(b)   There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c)   No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan that is presently existing.

FINANCIAL STATEMENTS

The Financial Statements required by Item 310 of Regulation S-B are attached on the following pages, as well as Exhibit 13.1 following the document Form SB-2.

RECIPES DIRECT, INC.
(A Development Stage Company)

Index to Financial Statements

F-1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Recipes Direct, Inc.

We have audited the balance sheets of Recipes Direct, Inc. (a development stage company) as of April 30, 2000 and December 31, 1999, and the related statements of operations, shareholder's equity and cash flows for the four months ended April 30, 2000, from November 29, 1999 (inception) through December 31, 1999, and from November 29, 1999 (inception) through April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recipes Direct, Inc. as of April 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the four months ended April 30, 2000, from November 29, 1999 (inception) through December 31, 1999, and from November 29, 1999 (inception) through April 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Summary of Significant Accounting Policies, the Company has no revenues and has experienced significant operating losses for the four months ended April 30, 2000, from November 29, 1999 (inception) to December 31, 1999, and from November 29, 1999 (inception) through April 30, 2000, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Summary of Significant Accounting Policies. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Harvey, P.C.
Denver, Colorado
May 26, 2000

F-2

RECIPES DIRECT, INC.
(A Development Stage Company)

BALANCE SHEETS

ASSETS

	April 30, 2000	December 31, 1999
DEFERRED OFFERING COSTS	$ 3,090	$ 1,500
TOTAL ASSETS	$ 3,090	$ 1,500

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued liabilities	$ 3,090	$ 1,500
TOTAL LIABILITIES	3,090	1,500
SHAREHOLDER'S EQUITY (Note B):		
Preferred stock, $.001 par value; 20,000,000 shares authorized; -0- shares issued and outstanding	-	-
Common stock, $.001 par value; 100,000,000 shares authorized; 3,800,000 shares issued and outstanding	3,800	3,800
Additional paid-in capital	1,000	200
Deficit accumulated during development stage	(4,800)	(4,000)
TOTAL SHAREHOLDER'S EQUITY	-	-
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 3,090	$ 1,500

F-3

RECIPES DIRECT, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Four Months Ended April 30, 2000	November 29, 1999 (Inception) through December 31, 1999	November 29, 1999 (Inception) through April 30, 2000
OPERATING EXPENSES:			
Rent (Note B)......................	$ 800	$ 200	$ 1,000
Stock-based compensation - consulting related to preparing Form SB-2 and organizing Company (Note B)..……….....................	0	3,800	3,800
NET LOSS BEFORE INCOME TAXES	(800)	(4,000)	(4,800)
INCOME TAXES (Note C)..........	0	0	0
NET LOSS	$ (800)	$ (4,000)	$ (4,800)
Basic loss per common share........	$ *	$ *	$ *
Basic weighted average common shares outstanding.......…........…	3,800,000	3,684,848	3,725,974

* Less than $.01 per share

F-4

RECIPES DIRECT, INC.

(A Development Stage Company)

STATEMENT OF SHAREHOLDER'S EQUITY

November 29, 1999 (inception) through April 30, 2000

	Preferred stock		Common Stock		Additional Paid -in	Deficit Accumulated During the Development	
	Shares	Par Value	Shares	Par Value	Capital	Stage	Total
November 30, 1999, shares issued to officer for preparing Form SB-2 and services related to organizing the Company, valued at the fair value of the services ($.001/share) (Note B)...................…	$	0	3,800,000	$ 3,800	$ 0	$ 0	$ 3,800
Contributed Rent (Note B)..................................		0	0	0	200	0	200
Net loss for the period ended December 31, 1999..............................		0	0	0	0	(4,000)	(4,000)
BALANCE, DECEMBER 31, 1999	**$**		**3,800,000**	**$ 3,800**	**$ 200**	**$ (4,000)**	**$ 0**
Contributed Rent (Note B)..................................		0	0	0	800	0	800
Net loss for the four months ended April 30, 2000..............................		0	0	0	0	(800)	(800)
BALANCE, APRIL 30, 2000	**$**		**3,800,000**	**$ 3,800**	**$ 1,000**	**$ (4,800)**	**$ 0**

F-5

RECIPES DIRECT, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Four Months Ended April 30, 2000	November 29, 1999 (Inception) through December 31, 1999	November 29, 1999 (Inception) through April 30, 2000
OPERATING ACTIVITIES			
Net loss....................................	$ (800)	$ (4,000)	$ (4,800)
Transactions not requiring cash:			
Common stock issued for services (Note B)..........…	0	3,800	3,800
Contributed rent (Note B).......	800	200	1,000
Changes in operating liabilities:			
Deferred offering costs...........	(1,590)	(1,500)	(3,090)
Accrued liabilities.................…	1,590	1,500	3,090
NET CASH (USED IN) OPERATING ACTIVITIES	0	0	0
NET CHANGE IN CASH	0	0	0
Cash, beginning of period................	0	0	0
CASH, END OF PERIOD	$ 0	$ 0	$ 0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:

Interest...........……..................	$ 0	$ 0	$ 0
Income taxes...........................	$ 0	$ 0	$ 0

F-6

RECIPES DIRECT, INC.

<center>(A Development Stage Company)</center>

<center>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</center>

Development stage Company

Recipes Direct, Inc. (the "Company") is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

In connection with the offering of its common shares, the Company incurred offering costs consisting of legal, accounting, and Form SB-2 drafting costs. The costs are reflected on the balance sheet as "deferred offering costs" and will be offset against offering proceeds upon closing of the offering.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Earnings (loss) per share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share excludes the impact of common stock equivalents. Diluted earnings (loss) per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings (loss) per share.

F-7

RECIPES DIRECT, INC.

(A Development Stage Company)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year-end

The Company selected December 31 as its accounting and tax year-end.

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company adopted SFAS No. 123 during the period ended December 31, 1999; however, the Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or loss per share.

New accounting pronouncements

The Company has adopted the following new accounting pronouncements for the period ended April 30, 2000. There was no effect on the financial statements presented from the adoption of the new pronouncements.

SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. The Company did not have comprehensive income for the periods presented; therefore, comprehensive income and net income are equal.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. SFAS 131 is not applicable, as the Company had no revenue-producing operations for the periods presented.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

F-8

RECIPES DIRECT, INC.
(A Development Stage Company)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect the Company as the Company had no derivative instruments or hedging activities at April 30, 2000.

In June 1999, the FASB issued SFAS No. 137, which amended the implementation date for SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" requires that entities capitalize certain internal-use software costs once certain criteria are met.

SOP 98-5, "Reporting on the Costs of Start-Up Activities" provides, among other things, guidance on the reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

The Company will continue to review these new accounting pronouncements over time to determine if any additional disclosures are necessary based on evolving circumstances.

Basis of presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no revenue as of December 31, 1999 and April 30, 2000 and has incurred losses of $800, $4,000, and $4,800 for the four months ended April 30, 2000 and for the periods from November 29, 1999 (inception) through December 31, 1999, and from November 29, 1999 (inception) through April 30, 2000, respectively. These factors, among others, may indicate that the Company will be unable to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management is in the process of filing a Form SB-2 registration statement under the Securities Act of 1933, as amended, to help fund the Company's operations as it expands. The Company's officers may also, from time to time, advance the Company additional funds needed to finance the Company's operations. The Company plans to offer a minimum of 400,000 and a maximum of 1,200,000 shares of its $.001 par value common stock at a price of $.05 per share and raise $20,000 minimum to $60,000 maximum. The Company plans to conduct the offering through its executive officers and directors.

F-9

RECIPES DIRECT, INC.
(A Development Stage Company)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE A: BACKGROUND

The Company was incorporated in the state of California and entered the development stage in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7 on November 29, 1999. The principal activities since inception have been organizational matters and the issuance of shares of its $.001 par value common stock. The Company was formed to create a complete, fully functional, interactive web site that will be comprised of various menus dealing with great tasting health foods. Until the Company commences the operations for which it was formed, it is a "blank check" company with the purpose to evaluate, structure and complete a merger with, or acquisition of, a privately owned corporation.

NOTE B: RELATED PARTY TRANSACTIONS

On November 30, 1999, the Board of Directors approved the issuance of 3,800,000 shares of the Company's $.001 par value restricted common stock to an officer/director of the Company in exchange for incorporation fees, preparation of the Company's Form SB-2 registration statement, and services related to the incorporation of the Company. At the transaction date, there was no market value in the Company's stock. The transaction was recorded at the fair value of the services rendered, which totaled $3,800, and is included in the accompanying financial statements as stock-based compensation. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

An officer has provided office space to the Company for the periods presented. Rent expense has been recognized at $200 per month based on the fair value of the space received and is considered contributed rent since the officer does not expect to be repaid.

NOTE C: INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

	April 30, 2000	December 31, 2000
U.S. federal statutory rate	15.00%	15.00%
State income tax rate, net of federal benefit	7.51%	7.51%
Net operating loss for which no tax benefit is currently available	-22.51%	-22.51%
	0.00%	0.00%

At April 30, 2000, deferred taxes consisted of a net tax asset of $1,080, due to operating loss carryforwards of $4,800, which was fully allowed for, in the valuation allowance of $1,080. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance from November 29, 1999 (inception) through December 31, 1999 was $900. The change in the valuation allowance for the four months ended April 30, 2000 was $180. Net operating loss carryforwards will expire in 2019.

F-10

NOTES TO FINANCIAL STATEMENTS

NOTE C: INCOME TAXES, CONTINUED

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

F-11

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Since the inception of Recipes Direct, Inc. on November 29, 1999, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for Recipes Direct, Inc. is Cordovano & Harvey P.C., located in Denver, Colorado.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Information on this item is set forth in Prospectus under the heading "Disclosure of Commission Position on Indemnification for Securities Act Liabilities."

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Information on this item is set forth in the Prospectus under the heading "Use of Proceeds."

RECENT SALES OF UNREGISTERED SECURITIES

On December 2, 1999 the President of the corporation received 3,800,000 shares of restricted common shares for services rendered under section 4(2) of the Securities Act of 1933.

EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(a)   1)   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   Include any additional or changed material information on the plan of distribution.

    2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4) Provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of San Diego, State of California, on August 8, 2000.

RECIPES DIRECT, INC.

Joseph G. Lucidi_____
Joseph G. Lucidi, President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
Joseph G. Lucidi_____ Joseph G. Lucidi	President and Director	August 8, 2000
Joseph P. Lucidi_____ Joseph P. Lucidi	Vice-President and Director	August 8, 2000
Lisa B. Lucidi_____ Lisa B, Lucidi	Secretary, Treasurer, and Director	August 8, 2000

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
3.1	Articles of Incorporation filed with the California Secretary of State on November 29, 1999	See Below
3.2	By-Laws of Recipes Direct, Inc.	See Below
5.1	Opinion Re: Legality	See Below
23.1	Consent of Counsel	See Below
23.2	Consent of Accountant	See Below
27.1	Financial Data Schedule	See Below